SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. One)*

ITLA Capital Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

450 565 106

(CUSIP Number)

George W. Haligowski
c/o ITLA Capital Corporation
888 Prospect Street, Suite 110, La Jolla California 92037
(858) 551-0511

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 450 565 106                                                          13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) George W. Haligowski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
162,500
	8	SHARED VOTING POWER
190,876
	9	SOLE DISPOSITIVE POWER
353,376
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 353,376

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%

14	TYPE OF REPORTING PERSON IN

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Item 1. Security and Issuer

            This Amendment to the Statement on Schedule 13D (the "Statement") filed by George W. Haligowski with the Securities and Exchange Commission on March 12, 2002 relates to the common stock, par value $0.01 per share (the "Common Stock"), of ITLA Capital Corporation (the "Company"), located at 888 Prospect Street, Suite 110, La Jolla California 92037.

Item 2. Identity and Background

            The information contained in Item 2 of the Statement remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

            Mr. Haligowski has acquired beneficial ownership of 353,376 shares of Common Stock as follows:

(i)	162,500 shares underlying unexercised stock options awarded to Mr. Haligowski under the Company's Amended and Restated Employee Stock Incentive Plan ("ESIP"), all of which are currently exercisable;
(ii)	162,006 shares of restricted stock allocated to Mr. Haligowski's account under the Company's Supplemental Executive Retirement Plan ("SERP"); and
(ii)	28,870 shares held for the benefit of Mr. Haligowski in an account under the Company's Non-Qualified Deferred Compensation Plan.

            With respect to the 162,006 shares allocated to Mr. Haligowski's SERP account and the 28,870 shares held for Mr. Haligowski under the Deferred Compensation Plan, pursuant to the trust agreement governing the rabbi trust in which all of these shares are held, the Company, as employer, has the authority to direct the trustee how to vote these shares. Although Mr. Haligowski cannot vote these shares as a participant, as one of two investment managers for the Company under the rabbi trust, Mr. Haligowski is authorized together with the other investment manager to provide the Company's voting directions to the trustee.

Item 4. Purpose of Transaction

            The information contained in Item 4 of the Statement remains unchanged.

Item 5. Interest in Securities of the Issuer

            (a, b) The aggregate number of shares of Common Stock beneficially owned by Mr. Haligowski as of the date of this filing is 353,376 shares (including 162,500 shares underlying currently exercisable stock options), representing 6.2% of the shares of Common Stock outstanding. Mr. Haligowski has sole voting power over 162,500 shares, shared voting power over 190,876 shares and sole dispositive power over 353,376 shares.

            (c) On December 19, 2005, Mr. Haligowski was granted, under the ESIP, an immediately exercisable ten-year option to purchase 50,000 shares of Common Stock at an exercise price of $48.46 per share.

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            Effective December 30, 2005, 5,000 shares of restricted stock were allocated to Mr. Haligowski's SERP account.

            (d) Other than the automatic reinvestment of cash dividends paid on the shares of Common Stock held in Mr. Haligowski's SERP and Deferred Compensation Plan accounts, no person other than Mr. Haligowski is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Haligowski.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

            Other than the ESIP, Deferred Compensation Plan and SERP plan documents and agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Haligowski and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Mr. Haligowski are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7. Material to be Filed as Exhibits

            None.

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SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 12, 2006	/s/ George W. Haligowski George W. Haligowski

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